Arabella Exploration, Inc.

OTCQB: AXPLF, AXLWF



The Pure Play
Southern Delaware Basin
E&P Opportunity

Safe Harbor Statement

This document shall not construe an offer to sell or the solicitation of an offer to buy securities of Arabella Exploration, Inc. ("Arabella" or the "Company")

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbor created thereby. You can identify forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions. Specifically, statements regarding Arabella's future business, including any revenue projections, costs, earnings or other financial items, as well as statements relating to the objectives of management and other business plans, including anticipated new products and investments, are forward looking statements. These forward-looking statements are not guarantees of future performance but are rather based upon management's current expectations and assumptions as to future events that may not prove to be accurate. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the growth of the markets addressed by our products; the demand for and market acceptance of our products; our ability to successfully compete in the markets in which we do business; our ability to successfully address the cost structure of our products; the ability to develop and implement new technologies; and our ability to realize financial and strategic benefits of past and future transactions. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting Arabella's business generally. These risks and uncertainties, and others, that relate to Arabella's business and financial condition are detailed from time to time in Arabella's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date indicated, and Arabella disclaims any obligation to update or revise the information contained in any forward-looking statements, whether as a result of new information, future events or otherwise.

About Arabella Exploration

OTCQB: AXPLF	
Share Price (6/20/14)	$6.38
Market Cap (6/20/14)	$30.8mm
Float	0.7mm
Insider Ownership[1]	4.1mm
Common Shares Outstanding[1]	4.8mm
Warrants (OTCQB: AXLWF)	10.7mm
Debt	$4.3mm

(1) Excludes 1,705,002 shares held in escrow pending the achievement of certain performance targets.

Business

About The Delaware Basin


NEW MEXICO
NORTHWESTERN SHELF
EASTERN SHELF
Yeso-ABO
Mississippian
Penn Shale
Delaware
Bone Spring
Wolfcamp
Wolfberry
MIDLAND BASIN
Cline
DELAWARE BASIN
Wolfbone
CENTRAL BASIN PLATFORM
Wolfcamp
TEXAS
DIABLO PLATFORM
SHEFFIELD CHANNEL
OZONA APCH
SOUTHERN SHELF
HOVEY CHANNEL
OUACHITA-MARATHON OROGENIC BELT
VAL VERDE BASIN
MEXICO
Miles

- Arabella operates in the Southern Delaware Basin portion of the Permian Basin in West Texas, which is one of the major oil producing regions in the United States
- The Bone Spring and Wolfcamp formations in the Southern Delaware Basin, known as the Wolfbone Play, have thousands of feet of stacked, multiple pay zones
- The Wolfbone Play which is characterized by:
  - High oil content and liquids rich, high BTU natural gas
  - Multiple vertical and horizontal target horizons
  - Extensive production history
  - Long-lived reserves
  - High drilling success rates
- Many formations in the Delaware Basin are over-pressured

Arabella Overview



- Arabella is an oil and natural gas company focused on the acquisition, development and exploration of unconventional, long life, onshore oil and natural gas reserves in the Southern Delaware Basin in West Texas
- Arabella's management team has deep expertise in oil and gas exploration:
  - Deep local land knowledge in the Basin
  - Recognized expertise in the geology of the play
  - Highly technical, high pressure, complex horizontal and multi-lateral drilling
  - Cutting edge experience and skills in the drilling of dual-lateral wells in the Permian
- Arabella's acreage and drilling covers multi-pay horizontal development in Southern Delaware Basin
  - Overlapping Bone Spring and Wolfcamp shales (Wolfbone) with multiple potential pay zones per well
  - Existence of "over-pressured" formations creating more effective oil extraction

Arabella Overview

County	Gross Acres	Net Acres
Reeves	8,332	3,810
Winkler	640	640
Ward	640	356
Total	9,612	4,806

Current Arabella Positions	
Drilled Wells	7
Wells Completing	1
Wells Drilling	1

Arabella's acreage is in what it considers to be the heart of the Wolfbone Play


DELAWARE BASIN
Loving
Winkler
Ector
Culberson
Ward
Reeves
Crane
Wolfbone
CENTRAL BASIN PLATFORM
Pecos
Jeff Davis
DIABLO PLATFORM
ARABELLA
Other Operators
ANADARKO
ATLANTIC
BHP
CLAYTON WILLIAMS
ENERGEN
EXL -OXY
LEGACY RESERVES
PIEDRA
OTHERS
0
40
Miles

Arabella's Existing Wells and Drilling Plan

Status	Well	Working Interest (%)	Lateral Length (ft)	Completed Formation	Peak Rate 24-hour (BOE/day)	Peak Rate 30-day (BOE/day)	Percent Oil	EUR (BOE)
Producing or Completing	SM Prewitt #1H							
	-1st Lateral	17.5500	4,000	Wolfcamp C	283	146	89%	100,000
	-2nd Lateral	17.5500	4,000	Wolfcamp A	Class 5 Dual Lateral – Drilled but not completed			
	Locker State #1H	17.5500	4,000	Wolfcamp D	350	109	85%	186,000
	Graham #1H	18.5500	4,000	Wolfcamp D	634	383	83%	250,000
	Woods #1H	23.2563	4,000	Wolfcamp B	1,221	634	87%	600,000
	Vastar State #1V	57.1375	Vertical	Wolfcamp E	Preparing for horizontal re-entry			
	Jackson #1H	55.1647	4,000	Wolfcamp B	875	402	82%	530,000
	Emily Bell #1H	54.0000	4,000	Wolfcamp A	1,125	TBD	85%	TBD
	Woods #2H	34.1438	4,000	Wolfcamp B	Total Depth on May 1, 2014 - Completing			
Drilling Schedule	Emily Bell #2H	54.0000						
	Vastar State #1H	57.1375						
	Jackson #2H	53.0000						
	Emily Bell #3H	54.0000						
	Woods #3H	23.2563						
	Jackson #3H	55.1647						
	Emily Bell #4H	54.0000						
	Woods #4H	34.1438						
	Jackson #4H	53.0000						

Arabella's Acreage Position



West
East
WESTERN SHELF
CENTRAL BASIN PLATFORM
ARABELLA POSITION
TOP OF DELAWARE MOUNTAIN GROUP
OVER-PRESSURED AREA
TOP OF BONE SPRING SECTION
AVALON
1st BONE SPRING SAND
2nd BONE SPRING SAND
3rd BONE SPRING SAND
WOLFCAMP
TOP OF PENNSYLVANIAN
DEEPER TARGETS
Platform Shelf Carbonates
Carbonates
Sandstone
Sandstones and Siltstones
Shale

- Arabella's position is located in the heart of the over-pressured, stacked pays of the Delaware Basin – with the potential for high liquids producing wells out of multiple pay zones

Arabella's Production Expertise

- Arabella's drilling team uses technology to maximize the efficiency of oil recovery including:
  - Drilling multi-lateral wells, either in stages or grass roots
  - Reentering vertical wells to add lateral legs
- By using advanced drilling methods, Arabella can maximize oil produced at lower costs per barrel


Primary Drilling
Lateral Well
Vertical Test Well
Staged Multi-Lateral Well
Secondary Drilling
Reenter For Multi-Laterals
Reenter For Lateral
Grass Roots Multi-Lateral Well
Acquired Well Drilling
Make Acquired Vertical a Lateral
Make Acquired Lateral a Multi-Lateral

Dual Lateral Well Economics


Vertical Well
Horizontal Well
Dual Lateral Horizontal Well
Avalon Shale
Bone Spring
Wolfcamp A
Wolfcamp B
Wolfcamp C
Wolfcamp D
Wolfcamp E
Penn Shales

- Just as horizontal wells offer significantly more efficient oil production than vertical, multi-lateral is the next advance in cost effective oil production
- Effectively, Arabella is able to drill a second, entirely new lateral well off of the already sunk cost of the original vertical

Illustrative Well Economics[1]

	Vertical Well	Single Lateral Horizontal Well	Dual Lateral Horizontal Well
Well Cost	$4.0mm	$7.5mm	$10.0mm
EUR	250 MBOE	800 MBOE	1,600 MBOE
Cost to Develop	$16.00/ BOE	$9.38/ BOE	$6.25/ BOE

(1) Illustrative Well Economics are Company estimates based on a theoretical well of each type drilled the Delaware Basin

Financial

Growth to Date

PDP increased from $4.5mm on December 31, 2013 to approximately $15.5mm on June 15, 2014

Proved Reserves[1]
(BOE)


19,100
618,618
2,073,289
2,588,567
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

PV10 Proved Reserves[1]
($)


$274,648
$9,310,700
$32,792,422
$46,361,542
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

Production[2]
(BOE/Day)


0
106
300
615
December 31, 2012
August 31, 2012
December 31, 2013
June 15, 2014

Notes: (1) June 15, 2014 estimated numbers based on draft reserve report
(2) Estimated production numbers as of June 15, 2014

Estimated 2014 Production - Base Case - One Rig

- Based on a projected drill schedule and typical well curves, Arabella should show significant growth in production for the balance of 2014 and beyond



Estimated BOE/Day
0
500
1,000
1,500
2,000
January
February
March
April
May
June
July
August
September
October
November
December
Woods #3H
Emily Bell #3H
Jackson #2H
Emily Bell #2H
Vastar State #1H
Woods #2H
Emily Bell #1H
Jackson #1H
2013 Wells

Note: Based on projected drill schedule and standard type curve, subject to change based on drill schedules and well performance

Milestones/Catalysts

Milestones

- During 2013 Arabella successfully drilled and completed its first four wells including the Woods #1H well which had an 24 hour peak IP of over 1,200 BOE/Day
- Going public event in December 24, 2013, followed by name and ticker symbol change
- Completed and began production on the Vastar #1V and the Jackson #1H in January 2014
- Completed the Emily Bells #1H well with an initial 24 hour peak IP rate of over 1,100 BOE/Day in May 2014
- Successfully finished drilling the Woods #2H which is currently waiting on its frac job

Catalysts

- Completion of the Woods #2H
- Horizontal re-entry and re-completion of the Vastar State #1
- Drilling of the Woods #3H, Jackson #2H and Emily Bell #2H and #3H
- Raising additional drilling and expansion capital
- Meeting 2014 performance target of doubling proved reserves over the year

Management

Arabella Management Team

Jason Hoisager – Chief Executive Officer and Director

- Mr. Hoisager is the founder and Chief Executive Officer of Arabella Exploration, Inc. a company he established in 2008 and which is actively acquiring and developing assets in the Delaware Basin of West Texas. He is responsible for asset acquisition, business planning and the overall management of the Company.
- Mr. Hoisager is also the founder and President of Arabella Petroleum Company, LLC, which currently is the operator for Arabella's properties.
- Prior to Arabella, Mr. Hoisager served as an independent landman and was instrumental in planning strategic land purchases, identifying investment partners, acquiring leases and marketing to operators seeking entry into the resource plays of North and West Texas.
- Mr. Hoisager attended Texas Tech University where he studied Finance and Accounting and discovered his interest in the oil and gas industry.

Terry E. Sanford – Chief Financial Officer

- Mr. Sanford has been the Chief Financial Officer for Arabella Exploration, Inc. since November 2013 and has been acting CFO since August 2013. Mr. Sanford manages the Accounting, Finance and Investor Relations departments.
- Mr. Sanford worked for Carriage Services, Inc. (NYSE: CSV) from 1997 to 2012 where he had substantial experience in public company financial reporting, investor relations and mergers and acquisitions. Mr. Sanford's last position at Carriage Services, Inc. was Executive Vice President, Chief Financial Officer and Chief Accounting Officer.
- Mr. Sanford was Chief Financial Officer for Automation Technology, Inc. in 2013, was the Chief Financial Officer for Enduro Systems, Inc. from 1996 to 1997 and the Corporate Controller for Petrolon, Inc. from 1992 to 1995. Mr. Sanford worked in public accounting from 1982 to 1992, including PricewaterhouseCoopers, in the audit department where he served various companies in the oil and gas industries.
- Mr. Sanford is as CPA and has a bachelor's degree in Accounting from Sam Houston State University and a MBA in Finance from the University of Houston. Mr. Sanford is currently on the Board of Directors of the Houston, Texas Chapter of Financial Executives International and previously served as the President of the Chapter.

Arabella Management Team (cont.)

Richard Masterson – Head Geologist

- Mr. Masterson is the Head Geologist at Arabella where he aids in acquiring desirable acreage, monitoring local drilling information and results and collaborates with the Arabella drilling engineers in the location, drilling and completion of wells – including the drilling and completion based on geology to maximize of well pay zones
- Prior to joining Arabella, Mr. Masterson was an independent consulting specializing in the Permian Basin and the 'Wolfbone Play" in particular. His work included reports for major oil companies such as Eagle Oil and Gas, Atlantic Operating, TROX and Two Black Bear, Inc.
- During his time as a independent consultant, Mr. Masterson was instrumental in the development of the Wolfbone Play and its ensuing commercial development.
- Previously, Mr. Masterson has spent twenty years in the field and worked as Vice President of Acquisitions and Exploration at Southwest Royalties and as a geologist at Grand Banks Energy, Monsanto and Texaco.

Bill Elliott – Senior Production Engineer

- Mr. Elliott is the Senior Production Engineer at Arabella and supervises the oil and gas production efforts for the Company.
- Prior to Arabella, Mr. Elliot spent thirteen years with Occidental Petroleum in various positions including the last six years as the Permian Basin Region Operations Manager. In this role he managed all of Oxy's operations in the Permian Basin including 22,000 wells and over 700 employees with an expense budget of $2.3 Billion and a capital budget of $1.1 Billion.
- Previously, Mr. Elliot spent over twenty-five years working at Altura Energy and at Amoco Production Company where he began his professional career as a roustabout and ended as Amaco's Permian Basin Region District Foreman.

Arabella Board of Directors

George P. Bush

- Mr. Bush is a partner at St. Augustine Capital Partners, LLC, a Fort Worth-based investment firm focused on oil and gas transactions and consulting for private businesses.
- Previously, Mr. Bush co-founded Pennybacker Capital, LLC, a real estate private equity firm, worked at Akin Gump Strauss Hauer & Feld LLP as a corporate attorney and clerked for U.S. District Judge Sidney Allen Fitzwater.
- Mr. Bush has served on numerous political campaigns, founded the Hispanic Republicans of Texas and is the past national co-chair of Maverick PAC.
- In 2006 Mr. Bush joined the U.S. Naval Reserves through the prestigious Direct Commission Officer program. In 2010, he began an eight-month tour of duty in Afghanistan in support of Operation Enduring Freedom under the Special Operations Command.
- Mr. Bush received his undergraduate degree from Rice University and his Juris Doctorate from the University of Texas School of Law.

Malachi O. Boyuls

- Mr. Boyuls is a partner at St. Augustine Capital Partners, LLC, a Fort Worth-based investment firm focused on oil and gas transactions and consulting for private businesses.
- Previously, Mr. Boyuls worked as General Counsel for Thomas Title & Escrow and as an attorney at Gibson, Dunn, & Crutcher, LLP.
- Mr. Boyuls clerked for Federal District Court Judge David C. Godbey and Federal Appeals Court Judge Harris L Hartz and was a judicial intern for current Supreme Court Justice Samuel A. Alito, Jr. on the Third Circuit Court of Appeals.
- Mr. Boyuls has been appointed as a Next Generation Fellow and a Member of the Texas Appraiser Licensing And Certification Board
- Mr. Boyuls received his undergraduate degree from the University of Mary Hardin-Baylor and his Juris Doctorate from the New York University School of Law.

Arabella Board of Directors (cont.)

Berke Bakay

- Mr. Bakay currently is the President and Chief Executive Officer and serves on the board of directors of Kona Grill, Inc. (NASDAQ: KONA), an American grill and sushi bar.
- Mr. Bakay founded BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP, in January 2008 and has served as its managing member since its formation.
- Prior to forming BBS Capital Management, LP, Mr. Bakay was the co-founder and co-portfolio manager of Patara Capital, L.P., an investment management firm based in Dallas, Texas from January 2006 through December 2007.
- From May 2005 through January 2006, Mr. Bakay was an equity analyst at Southwest Securities, Inc., a subsidiary of SWS Group, Inc. (NYSE: SWS), a financial services company, where he covered the specialty retail industry.
- Mr. Bakay graduated from Boston College, Carroll School of Management with a Bachelor of Science in finance and from Boston College, Carroll School of Management with a Master of Science in Finance.

Richard J. Hauser

- Mr. Hauser has served as a director of Kona Grill, Inc. (NASDAQ: KONA) since December 2004.
- Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001.
- Mr. Hauser's commercial real estate activities have consisted of the construction and/or development of at least 300 projects with value in excess of $1.45 billion.
- In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc., as well as a member and managing partner of several other partnerships formed for real estate and related ventures.
- Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties.

Arabella Board of Directors (cont.)

William B. Heyn

- Mr. Heyn is the Chief Executive Officer of Tritaurian Capital, Incorporated, a FINRA registered broker-dealer. From 2001 to the present, Mr. Heyn has been with with Tritaurian Capital, Incorporated, and its predecessor companies.
- Prior to 2001, Mr. Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J. P. Morgan and the Corporate Finance Department of Morgan Stanley.
- Mr. Heyn was an advisor to CS China Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd., which became Iao Kun Group Holding Company listed on the NASDAQ Stock Market (NASDAQ: IKGH).
- Mr. Heyn was an advisor to China Unistone Acquisition Corp., a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies Limited, which was listed on the Nasdaq Capital Market (NASDAQ: YTEC) until being taken private.
- Mr. Heyn received a B.A. from Yale University with majors in history and political science and currently holds Series 7, 24, 63, 79 and 99 securities licenses.

Contact Information

500 W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: (432) 897-4755

www.arabellaexploration.com

	Phone	Email
Company		
William B. Heyn	(432) 279-0790	william.heyn@arabellaexploration.com
Investor Relations		
Derek Gradwell	(512) 270-6990	dgradwell@mzgroup.us